Peter Jaslow Tel: 215.864.8737 Fax: 215.864.8999 jaslowp@ballardspahr.com

July 25, 2022

United States Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street N.E. Washington D.C. 20549 Attn: David Lin

Re:	Salt Blockchain Inc. Amendment No. 4 to Registration Statement on Form 10-12G Filed September 10, 2021 File No. 000-56283

Ladies and Gentlemen:

We are providing this response letter on behalf of Salt Blockchain Inc. (the “Company” or “Salt”) with respect to the Staff’s comment letter dated May 9, 2022, regarding the above-referenced Amendment No. 4 to Registration Statement on Form 10-12G (the “Form 10”). The Company filed an Amendment No. 4 to the Form 10 on September 10, 2021. For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in the Form 10.

General

1.

In situations where you repledge or rehypothecate borrower collateral to a third party, it is our understanding that you derecognize the borrower digital asset collateral in the amount that was pledged by the Company to a third party and record a corresponding receivable to the third party. Please tell us which derecognition model you are following and provide a detailed basis for your accounting. If you are following the guidance in ASC 860, in addition to your basis, also provide us an analysis of the conditions for a sale as outlined in 860-10-40-5. 2.

RESPONSE: Management notes that upon initial receipt of collateral from a borrower, the Company does not recognize the collateral as an asset of the Company. ASC 860-10-40-5 was analyzed to reach this conclusion. ASC 860-10-40-5 states, “A transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset in which the transferor surrenders control over those financial assets shall be accounted for as a sale if and only if all of the following conditions are met:

United States Securities and Exchange Commission

July 25, 2022

a.

Isolation of transferred financial assets. The transferred financial assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership. Transferred financial assets are isolated in bankruptcy or other receivership only if the transferred financial assets would be beyond the reach of the powers of a bankruptcy trustee or other receiver for the transferor or any of its consolidated affiliates included in the financial statements being presented. For multiple step transfers, a bankruptcy-remote entity is not considered a consolidated affiliate for purposes of performing the isolation analysis. Notwithstanding the isolation analysis, each entity involved in the transfer is subject to the applicable guidance on whether it shall be consolidated (see paragraphs 860-10-40-7 through 40-14 and the guidance beginning in paragraph 860-10-55-18). A set-off right is not an impediment to meeting the isolation condition.

b.	Transferee’s rights to pledge or exchange. This condition is met if both of the following conditions are met:
1.

Each transferee (or, if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities and that entity is constrained from pledging or exchanging the assets it receives, each third-party holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received.

2.	No condition does both of the following:
i.	Constrains the transferee (or third-party holder of its beneficial interests) from taking advantage of its right to pledge or exchange
ii.	Provides more than a trivial benefit to the transferor (see paragraphs 860-10-40-15 through 40-21).

If the transferor, its consolidated affiliates included in the financial statements being presented, and its agents have no continuing involvement with the transferred financial assets, the condition under paragraph 860-10-40-5(b) is met.

c.

Effective control. The transferor, its consolidated affiliates included in the financial statements being presented, or its agents do not maintain effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets (see paragraph 860-10-40-22A). A transferor’s effective control over the transferred financial assets includes, but is not limited to, any of the following:

1.	An agreement that both entitles and obligates the transferor to repurchase or redeem the transferred financial assets before their maturity (see paragraphs 860-10-40-23 through 40-25)

United States Securities and Exchange Commission

July 25, 2022

2.	An agreement, other than through a cleanup call (see paragraphs 860-10-40-28 through 40-39), that provides the transferor with both of the following:
i.	The unilateral ability to cause the holder to return specific financial assets
ii.	A more-than-trivial benefit attributable to that ability.
3.

An agreement that permits the transferee to require the transferor to repurchase the transferred financial assets at a price that is so favorable to the transferee that it is probable that the transferee will require the transferor to repurchase them (see paragraph 860-10-55-42D).”

The loans do not meet all of the criteria required in ASC 860-10-40-5 (notably criterion ‘a’). This criterion is not met because if the borrower repays the loan, the borrower has the right, and the Company has the obligation to return the digital asset collateral. The digital asset collateral is attributed to an account established at the Company, over which the borrower retains legal ownership. As such, Salt is not beyond the reach of the borrower’s creditors or a bankruptcy trustee, Salt does not account for transfer of financial assets as sales, rather as secured borrowing in accordance with ASC 310-10-25-8. As such, the digital asset collateral does not meet the criteria to be recognized as assets of the Company. Therefore, upon receipt of the borrower’s digital asset collateral, Management will not record the received assets on the balance sheet.

As stated in Note 10 in Amendment 4 to Form 10 filed on September 10, 2021, the Company states that in accordance with ASC 860, upon rehypothecation of borrower collateral, the Company recognizes an asset for the receivable from the third-party lender. The Company followed the guidance in ASC 860-30-25-5 which states, “the accounting for noncash collateral by the obligor (or debtor) and the secured party depends on whether the secured party has the right to sell or repledge the collateral and on whether the obligor has defaulted. Noncash collateral shall be accounted for as follows:

a.

If the secured party (transferee) has the right by contract or custom to sell or repledge the collateral, then paragraph 860-30-45-1 requires that the obligor (transferor) reclassify that asset and report that asset in its statement of financial position separately (for example, as security pledged to creditors) from other assets not so encumbered.

b.

If the secured party (transferee) sells collateral pledged to it, it shall recognize the proceeds from the sale and its obligation to return the collateral. The sale of the collateral is a transfer subject to the provisions of this Topic.

United States Securities and Exchange Commission

July 25, 2022

c.

If the obligor (transferor) defaults under the terms of the secured contract and is no longer entitled to redeem the pledged asset, it shall derecognize the pledged asset as required by paragraph 860-30-40-1 and the secured party (transferee) shall recognize the collateral as its asset. (See paragraph 860-30-30-1 for guidance on the secured party's initial measurement of collateral recognized. See paragraph 860-30-40-1 for further guidance if the debtor has sold the collateral.)

d.	Except as provided in paragraph 860-30-40-1 the obligor (transferor) shall continue to carry the collateral as its asset, and the secured party (transferee) shall not recognize the pledged asset.”

As noted in section a of ASC 860-30-25-5, the transferor (i.e., the borrower) should continue to account for the collateral even if the transferee (i.e., the Company) has the right to sell or repledge the collateral. As further noted in section b, the transferee should recognize the obligation to return the collateral only once it is sold or repledged. Accordingly, when the Company repledges the digital asset collateral related to borrower loans, the Company will recognize a separate asset for the borrowers’ digital asset received and a liability for the obligation to return the digital asset to the borrower.

Upon recognition of the digital asset collateral upon repledging under ASC 860, the Company simultaneously derecognizes the borrower collateral from the balance sheet in accordance with the derecognition model in ASC 350-10-40-3, which states, “If an entity transfers a nonfinancial asset in accordance with ASC 350-10-40-1, and the contract does not meet all of the criteria in ASC 606-10-25-1, the entity shall not derecognize the nonfinancial asset and shall follow the guidance in ASC 606-10-25-6 through 25-8 to determine if and when the contract subsequently meets all of the criteria in ASC 606-10-25-1. Until all of the criteria in ASC 606-10-25-1 are met, the entity shall continue to do all of the following:

a.	Report the nonfinancial asset in its financial statements

b.	Recognize amortization expense as a period cost for those assets with a finite life

c.	Apply the impairment guidance in ASC 350-30-35.”

In accordance with this guidance, the Company considered ASC 606-10-25-1. The criteria of ASC 606-10-25-1 are as follows:

a.	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

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July 25, 2022

b.	The entity can identify each party’s rights regarding the goods or services to be transferred.

c.	The entity can identify the payment terms for the goods or services to be transferred.

d.	The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

e.

It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, an entity shall consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession.

In assessing the criteria outlined above, the Company notes when digital asset collateral is repledged as collateral to third parties, the Company and the third party approve and sign the loan agreement for the which collateral is required, meeting the requirements of criteria (a). The Company notes criteria (b) has been met as the third party has the right to receive digital asset collateral from the Company, and the Company has the right to receive the proceeds from the loan as stated in the agreement; therefore, the entity can identify each party’s rights regarding the goods or services to be transferred. The Company notes criteria (c) has been met as the payment terms for the loan are stated in the agreement. The Company notes criteria (d) has been met as the Company’s future cash flows are expected to change because of the loan; therefore, the contract has commercial substance. As it is probable that the Company will receive the total proceeds of the loan for which they are transferring digital asset collateral, which is what the Company is entitled to in exchange for the services that will be transferred to the customer, the Company has met criteria (e).

As all the above criteria are met at the time of rehypothecation, in accordance with ASC 350-10-40-3, the Company will derecognize the borrower’s digital asset collateral in the amount that was pledged by the Company to the third party and record a corresponding receivable from the third party. The receivable of borrower’s digital asset collateral from the third party is recorded at fair value of the digital assets on the date the transfer is consummated as that amount approximates the fair value of the Company’s receivable.

2.

Additionally, as it relates to the receivable of borrower digital asset collateral from the third party, it is our understanding that the receivable is initially measured at fair value of the digital assets transferred and subsequently tested at least annually for impairment. Please provide us the basis for your accounting under ASC 310-10-30. As part of your analysis, explain how you determined the receivable meets the definition of a loan or financing receivable as defined in ASC 310.

United States Securities and Exchange Commission

July 25, 2022

RESPONSE: As defined in ASC 310 a financing receivable is a contractual right to receive money either (1) on demand, or (2) on a fixed or determinable date. The Company notes that the initial loans entered with customers meet the definition of a financing receivable because the loan contracts represent the right for the Company to receive principal and interest payments based on pre-determined rates and dates in exchange for providing financing to borrowers. However, the receivable from third parties, which is created when the Company repledges digital asset collateral, is not a financing receivable. This is because the Company has the right to receive digital assets from the third party, not cash. The digital asset receivables are recorded at the fair value of the digital assets transferred in accordance with ASC 310-10-30-5 and are assessed annually for impairment because digital assets are treated as intangible assets.

3.

We continue to evaluate your responses to prior comments 1 - 4 from our letter dated November 19, 2021. In addition, we continue to evaluate your responses to prior comments 1 - 3 and 5 from our letter dated October 27, 2021. We may have further comments.

RESPONSE: The Company notes that the Staff may have further comments with respect to the Company’s responses to the above-referenced prior comments and will respond to any such comments in a separate letter to the Staff.

4.

We note your response to comments 30, 3, and 8 from our letters dated June 8, 2021, August 13, 2021, and October 27, 2021, respectively that the Company believes it is not an investment company under any of Section 3(a)(1)(A), (B) or (C) of the 1940 Act.

●

In your most recent response you note under “The Company is not an Investment Company under Section 3(a)(1)(A) – Nature of Assets” that as of September 30, 2021, the Company held approximately $45.7 million in investment securities, representing approximately 18.5% of the Company’s total assets on a consolidated basis. You also note under “The Company is not an Investment Company under Section 3(a)(1)(C)” that as of September 30, 2021, the Company held $46.7 million in investment securities, representing approximately 18.5% of its total assets, on an unconsolidated basis. Please supplementally provide sufficient information used to derive and support the above statements. In your response, please include a detailed list of your assets on an unconsolidated basis and the value you assign to each of them and discuss which assets the Company treats as non-investment securities.

United States Securities and Exchange Commission

July 25, 2022

RESPONSE: The Company notes that $45.7 million in investment securities held as of September 30, 2021 is the correct amount, however, this amount represents approximately 18.1% of the total assets of the Company on a consolidated basis as opposed to an unconsolidated basis. The Company’s total assets as of September 30, 2021 were $252.6 million. Accordingly, our response should have stated the total amount of investment securities held by the Company as of September 30, 2021 was $45.7 million representing approximately 18.1% of the total assets of the Company on a consolidated basis. In addition, because this calculation was on a consolidated basis, we have described below the information used to derive such calculation a consolidated basis instead of on an unconsolidated basis.

The amount of investment securities held by the Company as of September 30, 2021 was calculated by aggregating: (i) $37,380,589 of shares of Grayscale Bitcoin Trust; (ii) $4,135,420 of shares of Grayscale Ethereum Trust; and (iii) $4,152,092 of shares of 3iQ Ether Fund. The shares of Grayscale Bitcoin Trust and Grayscale Ethereum Trust were reflected in the Company’s balance sheet at September 30, 2021 as follows: (i) $37,380,589 were reported as “Collateral receivable;” and (ii) $8,287,512 as “Investments.” The calculation of total assets of the Company as of September 30, 2021 of $252.6 million is reflected in the Company’s condensed consolidated balance sheet at September 30, 2021 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Q3 2021 Form 10-Q”).

●

In your most recent response you state under “The Company is not an Investment Company under Section 3(a)(1)(A) – Sources of Income” that all of the Company’s gross revenue is produced from its lending operations. Specifically, you note that for the quarter ended September 30, 2021, the Company’s operating activities produced $2.9 million in revenue 2021 YTD, or 100% of its revenue, while its investment securities provided $0, or 0% of its revenue. Please supplementally provide sufficient information used to derive and support the above statements. In your response, please discuss how the Company treats any income from its investment securities, including the holdings of Grayscale Bitcoin Trust and Grayscale Ethereum Trust, and how the Company treats income from its lending business compared to its investment securities.

RESPONSE: Lending income (i.e., interest income, stabilization fees, or liquidation fees) is recorded in the “Revenues” section of the Statements of Operation (unaudited) as filed in the Q3 2021 Form 10-Q, whereas any income from investment securities, including the holdings of Grayscale Bitcoin Trust and Grayscale Ethereum Trust, is recorded as unrealized gains on investments within the “Other income/expense, net” section in the Condensed Consolidated Statement of Operations on the Q3 2021 Form 10-Q. The unrealized gains represents the appreciation in the share value of the shares of Grayscale Bitcoin Trust and Grayscale Ethereum Trust during the period presented.

United States Securities and Exchange Commission

July 25, 2022

5.

We note your response to comment 9 from our letter dated October 27, 2021 stating that the Company does not currently engage in or offer any investment advisory services and that the Company has considered, and continues to consider, whether to offer and the means for offering asset management services to certain customers, but as of yet, has not identified any specific product offerings. In your amended Form 10, please include a risk factor explaining why the Company is not an investment adviser, and include, as applicable, any exemptions or exclusions that are being relied upon. Please also disclose the material consequences to the Company that could occur if the Company were deemed to be an investment adviser.

RESPONSE: The Company acknowledges the Staff’s comment and will revise its risk factors in the next amendment to include the requested disclosure. For reference, attached hereto as Exhibit A is the new risk factor that the Company will include in the next amendment to the Form 10.

Cover Page

6.	Please revise your cover page to provide the address of your principal executive offices.

RESPONSE: As of June 2020, the Company became a remote-first company. Accordingly, the Company does not maintain a principal executive office. An explanatory footnote and additional disclosures regarding the Company’s Denver, Colorado leased office space are provided on the cover page and under Item 3, respectively, of the Amendment No. 4 to the Form 10 on September 10, 2021.

Please contact Dustin Hull, the Chief Financial Officer of the Company, at (281) 229-1236, or me at (215) 864-8737, if you have any questions about our response.

Very truly yours,

/s/ Peter Jaslow

Peter Jaslow

PJ/mbl

cc:	Alex Fader Dustin Hull Jason McDonald

EXHIBIT A

If we are required to register under the Investment Advisers Act, our ability to conduct business could be materially adversely affected.

The Investment Advisers Act of 1940, as amended (the “IAA”) contains substantive legal requirements that regulate the manner in which “investment advisers” are permitted to conduct their business activities. We believe that investment adviser registration and regulation under applicable federal and state law does not apply to our business of providing digital asset backed loans to consumers and therefore do not believe that we are required to register as an investment adviser with either the SEC or any of the various states. The SEC or a state securities regulator could however reach a different conclusion. If a regulator were to disagree with our conclusion, we may be required to register as an investment adviser under the IAA and to comply with the IAA’s various requirements. For example, the IAA requires that an investment adviser act in a fiduciary capacity for its clients. This obligation requires, among other things, that an investment adviser manage a client’s portfolio in the best interests of the client, have a reasonable basis for its recommendations, fully disclose to its client any material conflicts of interest that may affect its conduct and seek best execution for transactions undertaken on behalf of its client. The IAA also limits the ways in which a company can market its services and offerings. It could be difficult for us to comply with these obligations without meaningful changes to our business operations, and there is no guarantee that we could do so or that we could complete the registration as an investment adviser successfully. If we were ever deemed to be in non-compliance with applicable investment adviser regulations, we could also be subject to various penalties, including administrative or judicial proceedings that might result in censure, fine, civil penalties, cease-and-desist orders or other adverse consequences, as well as private rights of action, any of which could materially adversely affect our business. Similarly, any determination by a regulator that we must register as an investment adviser could materially adversely affect the Company and impair our ability to continue to conduct our business as presently conducted.